Exhibit 99.1

YM BioSciences Announces Receipt of Final Court Order Approving the

Plan of Arrangement with Gilead Sciences

MISSISSAUGA, Canada, February 5, 2013 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM) (the “Company” or “YM”) is pleased to announce that the Supreme Court of Nova Scotia has issued a final order approving the previously announced plan of arrangement (the “Arrangement”) involving the Company, Gilead Sciences, Inc. (“Gilead”) and 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead (the “Purchaser”). Under the Arrangement, the Purchaser will acquire all of the issued and outstanding common shares (“Common Shares”) of the Company for cash consideration of US$2.95 per Common Share. In addition, holders of warrants and options will each receive a cash payment equal to the difference between US$2.95 and the exercise price of such warrants or options.

Assuming all other closing conditions are satisfied or waived, it is anticipated that the Arrangement will become effective on February 8, 2013 (the “Effective Date”). The Common Shares are expected to be delisted from the Toronto Stock Exchange and NYSE MKT LLC promptly following the Effective Date. Following completion of the Arrangement, the Company will also apply to cease to be a reporting issuer under applicable Canadian securities laws. In addition, the Company will be eligible to terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934, which would mean that the Company will no longer be required to file or furnish reports with the United States Securities and Exchange Commission.

Further details regarding the Arrangement are set out in the joint press release dated December 12, 2012 and the management proxy circular of the Company dated December 31, 2012, copies of which are available under the corporate profile of the Company on SEDAR at www.sedar.com.

About YM

YM is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.

This press release may contain forward-looking statements, which reflect YM's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, uncertainties as to the timing of the arrangement; the satisfaction of the conditions precedent to the completion of the arrangement; changing market conditions; the successful and timely completion of clinical studies; the establishment of corporate alliances; the impact of competitive products and pricing; new product development; uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in YM's ongoing quarterly and annual reporting. Except as required by applicable securities laws, YM undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com